UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

                            Erasca, Inc.
(Name of Issuer)

                          Common Stock
(Title of Class of Securities)

                                                        29479A108
(CUSIP Number)

Neb Obradovic
Cormorant Asset Management, L.P.
200 Clarendon Street, 52nd Floor
Boston, MA 02116
Tel. No.: 857-702-0386
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                            July 26, 2021
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 2,678,710 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 2,678,710 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,678,710 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 2.25% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 2,678,710 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 2,678,710 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,678,710 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 2.25% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Private Healthcare Fund II, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 7,716,443 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 7,716,443 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,716,443 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 6.49% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Private Healthcare GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 7,716,443 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 7,716,443 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,716,443 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 6.49% (see Item 5 below)
14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 10,505,553 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 10,505,553 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,505,553 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 8.83% (see Item 5 below)
14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	29479A108

1	Names of Reporting Persons. Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 shares
8 Shared Voting Power 10,505,553 shares (see Item 5 below)
9 Sole Dispositive Power 0 shares
10 Shared Dispositive Power 10,505,553 shares (see Item 5 below)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,505,553 shares (see Item 5 below)
12	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
13	Percent of Class Represented by Amount in Row (9)* 8.83% (see Item 5 below)
14	Type of Reporting Person (See Instructions) IN (Individual)

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to Common Stock of Erasca, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 10835 Road to the Cure, San Diego, California 92121. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D that was filed on July 30, 2021 (as amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Item 5 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon (i) a statement in the Issuer’s Prospectus dated July 15, 2021, as filed with the Securities and Exchange Commission on July 16, 2021, that there would be 116,142,968 shares of Common Stock of the Issuer outstanding immediately after public offering to which the Prospectus related, without taking into account any additional shares of Common Stock that might be issued to the underwriters of the offering upon the exercise of their overallotment option, and (ii) the statement in the Issuer's press release dated July 20, 2021 that, at the closing of such offering, the Issuer sold an additional 2,812,500 shares of Common Stock in connection with the exercise in full by the underwriters of their option to purchase additional shares.

(c)  The Schedule 13D as originally filed unintentionally omitted to state that the Reporting Persons sold 200,000 shares of the Company's Common Stock at a price of $18.765 per share in an open market transaction on July 26, 2021. On August 10, 2021, the Reporting Persons purchased 200,000 shares of the Company's Common Stock at an average weighted price of $22.10 per share in open market transaction.  The prices of such purchases ranged from $21.77 to $22.28 per share.  The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the issuer, full information regarding the number of shares purchased at each price.

(d)  Not applicable.

(e)  Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

August 10, 2021

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND II, LP
By: Cormorant Private Healthcare GP II, LLC its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP II, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen